SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ----------------------

                                  SCHEDULE 13D
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(A)


                       Dakota Growers Pasta Company, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock (Par Value $0.01 Per Share)
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    23422P106
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Michael Tokarz
                                    Chairman
                                MVC Capital, Inc.
                              Riverview at Purchase
                          287 Bowman Avenue, 3rd Floor
                               Purchase, NY 10577
                                 (212) 687-8080

                                 With a copy to:

                               John L. Eisel, Esq.
                         Wildman, Harrold, Allen & Dixon
                        225 West Wacker Drive, Suite 2800
                          Chicago, Illinois 60606-1229
                                 (312) 201-2000
-------------------------------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)
                                  July 30, 2004
-------------------------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)


      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                         (Continued on following pages)
                               (Page 1 of 8 pages)

CUSIP No. 23422P106                  13D                          Page 2 of 8
-------------------------------------------------------------------------------

(1)     NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        MVC Capital, Inc.
        I.R.S. Identification No. 94-3346760

-------------------------------------------------------------------------------
(2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a)|_|
                                                                      (b)|_|
-------------------------------------------------------------------------------
(3)     SEC USE ONLY


-------------------------------------------------------------------------------
(4)     SOURCE OF FUNDS (SEE Instructions)

        WC
-------------------------------------------------------------------------------
(5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

-------------------------------------------------------------------------------
(6)     CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
-------------------------------------------------------------------------------

      NUMBER OF SHARES        (7)   SOLE VOTING POWER
     BENEFICIALLY OWNED
      BY EACH REPORTING             909,091
         PERSON WITH
-------------------------------------------------------------------------------
                              (8)   SHARED VOTING POWER

                                    0
-------------------------------------------------------------------------------
                              (9)   SOLE DISPOSITIVE POWER


                                    909,091
-------------------------------------------------------------------------------
                              (10)  SHARED DISPOSITIVE POWER

                                    0
-------------------------------------------------------------------------------
(11)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        909,091
-------------------------------------------------------------------------------
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE Instructions)

-------------------------------------------------------------------------------
(13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        6.9%
-------------------------------------------------------------------------------
(14)    TYPE OF REPORTING PERSON (SEE Instructions)

        IV
-------------------------------------------------------------------------------

CUSIP NO.  23422P106                  13D                          PAGE 3 OF 8
-------------------------------------------------------------------------------


ITEM 1.  SECURITY AND ISSUER

      This initial statement on Schedule 13D (this "Schedule 13D") relates to the Common Stock, Par Value $0.01 Per Share (the "Common Stock") of Dakota Growers Pasta Company, Inc., a North Dakota corporation (the "Issuer"). The Issuer's principal executive offices are located at One Pasta Avenue, Carrington, North Dakota 58421.

ITEM 2.  IDENTITY AND BACKGROUND

      This Schedule 13D is being filed by MVC Capital, Inc., a Delaware corporation, hereafter referred to as the "Reporting Person" or "MVC." MVC's principal executive offices are located at Riverview at Purchase, 287 Bowman Avenue, 3rd Floor, Purchase, New York 10577. MVC is a closed-end investment company registered as a business development company that seeks to provide long-term debt and equity investment capital to fund growth, acquisitions and recapitalizations of companies in a variety of industries.

      The following table sets forth the name, address, citizenship and present principal occupation or employment of each executive officer and director of MVC (collectively the "Covered Persons").

 ----------------------------------------------------------------------------

                     CURRENT BUSINESS OR                 PRESENT PRINCIPAL
        NAME         RESIDENCE ADDRESS   CITIZENSHIP   OCCUPATION OR EMPLOYMENT

 ----------------------------------------------------------------------------
 Michael T. Tokarz   MVC Capital, Inc.     USA         Chairman and
                     Riverview at                      Portfolio Manager
                     Purchase
                     287 Bowman Avenue,
                     3rd Floor
                     Purchase, NY 10577
 -----------------------------------------------------------------------------
 Bruce W. Shewmaker  MVC Capital, Inc.     USA         Managing Director
                     Riverview at
                     Purchase
                     287 Bowman Avenue,
                     3rd Floor
                     Purchase, NY 10577
 -----------------------------------------------------------------------------
 Frances Rebecca     MVC Capital, Inc.     Great       Principal Financial
 Spark               Riverview at          Britain     Officer
                     Purchase
                     287 Bowman Avenue,
                     3rd Floor
                     Purchase, NY 10577
 -----------------------------------------------------------------------------
 Jaclyn Lauren       MVC Capital, Inc.     USA         Secretary
 Shapiro             Riverview at
                     Purchase
                     287 Bowman Avenue,
                     3rd Floor
                     Purchase, NY 10577
 -----------------------------------------------------------------------------
 Emilio A.           MVC Capital, Inc.     USA         Retired Partner of,
 Dominianni          Riverview at                      and Consultant to
                     Purchase                          Coudert Brothers LLP;
                     287 Bowman Avenue,                Consultant to Air
                     3rd Floor                         Liquide America Corp.
                     Purchase, NY 10577
 -----------------------------------------------------------------------------

CUSIP NO.  23422P106                  13D                          PAGE 4 OF 8
-------------------------------------------------------------------------------


 -----------------------------------------------------------------------------
 Gerald Hellerman    MVC Capital, Inc.     USA         Principal of
                     Riverview at                      Hellerman Associates;
                     Purchase                          President of The
                     287 Bowman Avenue,                Mexico Equity and
                     3rd Floor                         Income Fund, Inc.
                     Purchase, NY 10577
 -----------------------------------------------------------------------------
 Robert C. Knapp     Millenco, L.P.        USA         Managing Director of
                     666 Fifth Avenue,                 Millennium Partners
                     8th Floor
                     New York, NY 10103
 -----------------------------------------------------------------------------
  Robert S. Everett  Everett & Solsvig,    USA         Managing Director of
                     Inc.                              Everett & Solsvig,
                     10 Rockefeller Plaza              Inc.; Chief
                     Suite 815                         Restructuring Officer
                     New York, NY 10020                of Cornerstone
                                                       Propane Partners, L.P.
 -----------------------------------------------------------------------------

      During the last five years, neither the Reporting Person nor, to the best knowledge of the Reporting Person, any of the Covered Persons, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order, enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      Pursuant to the Stock Purchase Agreement, dated July 30, 2004, between the Issuer and MVC (the "Stock Purchase Agreement"), MVC purchased 909,091 shares of Common Stock for an aggregate purchase price of $5,000,000. The shares were acquired with corporate funds of MVC.

ITEM 4.  PURPOSE OF THE TRANSACTION.

      The Reporting Person purchased the shares of Common Stock based on its belief that the Common Stock represents an attractive investment opportunity.

      Consistent with its investment purpose, the Reporting Person may engage in communications with one or more officers, directors, representatives or shareholders of the Issuer regarding the Issuer, including but not limited to its operations and its business, financial, and strategic plans. The Reporting Person may discuss ideas that, if effected, may result in one or more of the events described in clauses (a) through (j) of the instructions to Item 4 of
Schedule 13D.

      In connection with MVC's investment in the Issuer, the Issuer agreed to appoint one designee of MVC to its board of directors, so long as MVC beneficially owns 50% or more of the Common Stock acquired by MVC pursuant to the Stock Purchase Agreement. MVC has named Michael T. Tokarz, the Chairman of MVC, as its designee. In addition, so long as MVC beneficially owns 50% or more of the Common Stock acquired pursuant to the Stock Purchase Agreement, a representative designated by MVC may attend as an observer at all meetings of the Issuer's board of directors and is entitled to receive all written materials in connection with such meetings.

CUSIP NO.  23422P106                  13D                          PAGE 5 OF 8
-------------------------------------------------------------------------------


       Concurrently with MVC's investment, the Issuer and MVC Financial Services, Inc., an affiliate of MVC ("MVC Financial"), entered into a written consulting agreement (the "Consulting Agreement"), pursuant to which MVC Financial provides certain advisory and consulting services to the Issuer. As compensation for such services, MVC Financial receives an annual consulting fee of $75,000 and is reimbursed by the Issuer for all reasonable out-of-pocket expenses.

      Except as disclosed in this Item 4, the Reporting Person does not have any current plans or proposals which relate to or would result in any of the events described in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D. The Reporting Person expects to evaluate on an ongoing basis, subsequent developments affecting the Issuer, the Issuer's financial condition, business operations and prospects, conditions in the securities market generally, general economic and industry conditions, other investment and business opportunities available to the Reporting Person and other factors. Accordingly, the Reporting Person reserves the right to change its plans and intentions at any time, as it deems appropriate, and to consider and take various possible alternative courses of action with respect to the Issuer as it considers desirable in light of the circumstances then prevailing, including those which may result in one or more of the events set forth in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D. In particular, the Reporting Person may, subject to the restrictions contained in the securities laws, at any time and from time to time acquire additional shares of the Issuer's Common Stock or securities convertible or exchangeable for the Common Stock in public or private transactions; dispose of Shares of the Common Stock or other securities in public or private transactions. Any such transactions may be effected at any time and from time to time, and on such terms as the Reporting Person may deem advisable.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

      The information set forth, or incorporated by reference, in Items 4 and 6 is hereby incorporated by reference.

      (a) The aggregate percentage of the Common Stock reported owned by the Reporting Person named herein is based upon 13,169,382 shares of Common Stock outstanding as of July 30, 2004 (as provided by the Issuer and, including the 909,091 shares of Common Stock to which this Schedule 13D relates).

      As of the close of business on July 30, 2004, the Reporting Person owns 909,091 shares of Common Stock, constituting approximately 6.9% of the shares of Common Stock outstanding.

      (b) The Reporting Person has the sole power to vote and the sole power to dispose or to direct the disposition of the Common Stock reported for it in this
Schedule 13D.

CUSIP NO.  23422P106                  13D                          PAGE 6 OF 8
-------------------------------------------------------------------------------


      (c) During the past 60 days, the Reporting Person purchased 909,091 shares of Common Stock in private transactions as set forth below:

                  DATE          NUMBER OF SHARES        PRICE PER SHARE
            -----------------   -----------------    ----------------------

            07/30/04                909,091                  $5.50

      Except as set forth above, no other transactions in the Common Stock were effected during the past sixty days by the Reporting Person or the Covered Persons.

      (d) No other person is known by the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by the Reporting Person or any Covered Person.

      (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

      In connection with the investment, the Issuer and MVC entered into a Registration Rights Agreement, dated July 30, 2004 (the "Registration Rights Agreement"), pursuant to which, the Issuer agreed, among other things, to (i) file, as soon as practicable following the closing of the investment, a registration statement (the "Registration Statement") with the SEC to register resales under the Securities Act of 1933 of the Common Stock, (ii) use its best efforts to cause the Registration Statement to become effective as soon as practicable (and in no event later than 3 months) after such filing, and (iii) use its reasonable best efforts to cause the Registration Statement to remain continuously effective until the earlier of (1) the date on which all shares of Common Stock purchased by MVC have been resold under the Registration Statement, and (2) the date on which all such shares may be resold without restriction or limitation. All fees and expenses of such registration will be borne by the Issuer. MVC will be entitled to customary indemnification from the Issuer against certain liabilities.

      The foregoing summary of the Registration Rights Agreement is qualified in its entirety by reference to the Registration Rights Agreement, a copy of which is included as an exhibit hereto and incorporated herein by reference.

      Pursuant to the Stock Purchase Agreement, as long as MVC beneficially owns at least 50% of the shares of the Common Stock purchased thereunder, MVC has a first right to fund all or any portion of any subordinated debt or equity funding that the Company may propose to issue, subject to certain existing rights and arrangements.

      The information set forth, or incorporated by reference, in Items 4 and 5 is also hereby incorporated by reference.

      Except as described in this Schedule 13D, neither the Reporting Person nor, to the best knowledge of the Reporting Person, any Covered Persons presently has any other material contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer.

CUSIP NO.  23422P106                  13D                          PAGE 7 OF 8
-------------------------------------------------------------------------------


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1 Stock Purchase Agreement, dated as of July 30, 2004, between the Issuer and MVC (filed as Exhibit 99.2 to the Issuer's Form 8-K filed on August 6, 2004, and incorporated herein by this reference)

Exhibit 2 Registration Rights Agreement, dated as of July 30, 2004, between the Issuer and MVC (filed as Exhibit 99.3 to the Issuer's Form 8-K filed on August 6, 2004, and incorporated herein by this reference)

Exhibit 3 Consulting Agreement, dated as of July 30, 2004, between the Issuer and MVC Financial Services, Inc. (filed as Exhibit 99.4 to the Issuer's Form 8-K filed on August 6, 2004, and incorporated herein by this reference)

CUSIP NO.  23422P106                  13D                          PAGE 8 OF 8
-------------------------------------------------------------------------------






                                   SIGNATURES

            After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  August 6, 2004

                                       MVC Capital, Inc.



                                         /s/  Michael T. Tokarz
                                       ---------------------------------
                                       Name: Michael T. Tokarz

                                       Title:      Chairman